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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Commission File Number : 0-22349

(Check One)
     ( ) Form 10-KSB    ( ) Form N-SAR
     (X) Form 10-QSB    ( ) Form 11-K
     ( ) Form 20-F

For Period Ended: September 30, 1998
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     ( ) Transition Report on Form 10-K
     ( ) Transition Report on Form 20-F
     ( ) Transition Report on Form 11-K
     ( ) Transition Report on Form 10-Q
     ( ) Transition Report on Form N-SAR

For the Transition Period Ended: -----------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pan Western Energy Corporation
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Full Name of Registrant


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Former Name if Applicable


1850 S. Boulder Avenue, Suite 300
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Address of Principal Executive Office (Street and Number)


Tulsa, Oklahoma 74119
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City, State and Zip Code

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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K Form 20-F, 11-K, of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
(X) due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is waiting on outside accountants to determine the proper accounting treatment for a debt refinancing transaction completed during the quarter ended September 30, 1998.

It is currently anticipated the Registrant will file Form-10QSB on or before the fifth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
          Vincent R. Kemendo
          (918) 582-4957

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  (X) Yes       ( ) No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof.  (X) Yes      ( ) No

       Due to significantly lower oil and gas prices received by the registrant for its production during the three and nine months ended September 30, 1998 as compared to three and nine

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months ended September 30, 1997, the registrant currently expects the financial statements for the three and nine months ended September 30, 1998 to reflect a significantly larger net loss than that which was reflected in the financial statements for comparable periods in 1997.


                         PAN WESTERN ENERGY CORPORATION
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date NOVEMBER 12, 1998
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By /s/ SID L. ANDERSON
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   Sid L. Anderson, President and Director

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